UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cyberark Software Limited

(Name of Issuer)

Common stock

(Title of Class of Securities)

M2682V108

(CUSIP Number)

August 1st 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons J O Hambro Capital Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 1,485,492

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 1,485,492

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,485,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.28%

12.	Type of Reporting Person (See Instructions) IA Investment Adviser

Item 1.
	(a)	Name of Issuer Cyberark Software Limited
	(b)	Address of Issuer’s Principal Executive Offices 94 Em.Ha’moshavot Road Park Ofer P.O. Box 3143 Petach-Tikva 4970602 Israel

Item 2.
	(a)	Name of Person Filing Peter Hazelwood
	(b)	Address of Principal Business Office or, if none, Residence J O Hambro Capital Management Limited Ground Floor, Ryder Court, 14 Ryder Street SW1Y6QG London United Kingdom
	(c)	Citizenship British
	(d)	Title of Class of Securities Common
	(e)	CUSIP Number M2682V108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.
(b) Percent of class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
(ii) Shared power to vote or to direct the vote Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
(iii) Sole power to dispose or to direct the disposition of Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
(iv) Shared power to dispose or to direct the disposition of Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person ☒
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2nd August 2017
Date
/s/ Peter Hazelwood
Signature

Name: Peter Hazelwood Title: Head of Compliance

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).